NEWPORT NEWS
SHIPBUILDING
[LOGO]                                                          NEWS RELEASE
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CONTACTS: Chuck Wingfield-Investor Relations      Jerri Fuller Dickseski-Media
          (757) 380-7170                          (757) 380-2341


                      NEWPORT NEWS SHIPBUILDING COMPLETES
                  CONTINENTAL MARITIME INDUSTRIES ACQUISITION

    o Newport News has completed the purchase of Continental Maritime, a San Diego, Calif. ship repair yard.
    o The acquisition was overwhelmingly approved by the employee owners of Continental Maritime.
    o Continental Maritime provides a base to expand Newport News' aircraft carrier support services to the West Coast.

    NEWPORT NEWS, VA., December 18, 1997 - Newport News Shipbuilding (NYSE:
NNS) announced today that it has completed the purchase of Continental Maritime Industries of San Diego, Calif. The transaction received final approval by regulatory authorities this week and was overwhelmingly approved by a vote of Continental's Employee Stock Ownership Plan participants on December 15, 1997. As previously announced, Continental Maritime will operate as a wholly owned subsidiary of Newport News Shipbuilding focused on repair programs for the U.S. Navy's West Coast fleet.

    This strategic acquisition will allow Newport News to expand its world class maintenance and support operations for the Navy's nuclear powered aircraft carrier fleet. Continental provides Newport News with an established presence on the West Coast in preparation for the relocation of three nuclear powered carriers to San Diego, the Navy's primary homeport on the West Coast.

    Newport News Shipbuilding is America's premier shipbuilding company with annual revenues of approximately $1.8 billion and 18,000 employees. The company is the leader in the design and construction of nuclear powered aircraft carriers and submarines for the U.S. Navy and produces a variety of ships for domestic and international customers.

    Continental Maritime is a qualified master ship repair company based in San Diego, Calif., and is primarily engaged in ship repair programs for the U.S. Navy. The company has average annual revenues of approximately $40 million and 350 employees.